Exhibit 99.2

Optimi Health Corp.

Condensed interim consolidated financial statements

Six Month Period Ended March 31, 2026

(Expressed in Canadian Dollars)

Unaudited

OPTIMI HEALTH CORP.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company.

May 29, 2026

Optimi Health Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	March 31,	September 30,
		2026	2025
		$	$
ASSETS
Current
Cash and cash equivalents	3	106,711	1,145,065
Accounts receivable		44,128	95,054
Inventory	4	300,352	310,388
Prepaids and advances	5	107,377	275,720

Total current assets		558,568	1,826,227
Deposits		17,548	17,548
Deferred financing costs	18	849,400	807,936
Plant and equipment	6	11,922,442	12,380,190
Right-of-use assets	7	161,718	180,744

Total assets		13,509,676	15,212,645

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8	1,520,494	1,390,980
Due to related parties	13	1,658,461	524,326
Deferred revenue	9	222,705	207,759
Current portion of lease liabilities	7, 13	28,859	26,045
Current portion of loans payable	10, 13	2,947,500	2,884,500
Convertible debentures	11, 13	3,450,000	3,450,000

Total current liabilities		9,828,019	8,483,610
Lease liability	7, 13	143,211	158,374

Total liabilities		9,971,230	8,641,984

Shareholders’ equity
Share capital	12	31,732,181	31,691,943
Reserves	12	1,660,018	2,120,398
Accumulated deficit		(29,853,753)	(27,241,680)

Total shareholders’ equity		3,538,446	6,570,661

Total liabilities and shareholders’ equity		13,509,676	15,212,645

Approved and authorized by the Board on May 29, 2026

“Jason Mosberian”	Director	“John James Wilson”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Optimi Health Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Note
		6 – month Period Ended March 31, 2026	6 – month Period Ended March 31, 2025	3 – month period ended March 31, 2026	3 – month period ended March 31, 2025
		$	$	$	$
Revenue		99,500	293,941	99,500	61,241
Cost of sales	4	(10,036)	(79,771)	(10,036)	(17,298)

Gross margin		89,464	214,170	89,464	43,943
Expenses
Advertising, promotion and public relations		10,035	39,419	8,086	8,916
Amortization and depreciation	6, 7	491,528	453,021	226,779	224,104
Bank charges and interest	7,10,11	515,565	219,448	236,774	111,444
Consulting	13	537,527	416,504	258,334	196,770
Consumables, supplies and overhead		94,964	95,867	55,948	22,679
Insurance		125,290	132,164	68,698	49,301
Investor relations		458,516	—	273,846	—
Office, rent and administration		92,486	98,394	60,173	40,704
Professional fees		34,133	78,957	3,462	40,805
Research and development		87,294	244,237	38,799	42,239
Share-based compensation	12, 13	113,631	44,820	113,304	41,995
Shipping		14,938	45,424	7,309	18,575
Transfer agent and filing fees		114,042	74,734	54,571	41,073
Travel and accommodation		22,558	18,897	11,123	7,718
Wages and benefits		530,031	619,003	265,944	298,110

		(3,242,538)	(2,580,889)	(1,683,150)	(1,144,433)

Interest and other income	3	7,228	7,422	1,815	173
Debt forgiveness	13	—	903,951	—	903,951

Loss and comprehensive loss for the period		(3,145,846)	(1,455,346)	(1,591,871)	(196,366)

Loss per share
Basic and diluted		$(0.98)	$(0.46)	$(0.49)	$(0.06)

Weighted average number of common shares outstanding
Basic and diluted		3,222,807	3,177,460	3,220,121	3,200,216

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Optimi Health Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	6-month Period Ended March 31, 2026	6-month Period Ended March 31, 2025
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(3,145,846)	(1,455,346)
Add back non-cash items
Amortization and depreciation	491,528	453,021
Share-based compensation	113,631	44,820
Loan accretion	63,000	97,000
Lease interest	13,451	1,232
Debt forgiveness	—	(903,951)
Changes in non-cash working capital items
Accounts Receivable	50,926	36,006
Inventory	10,036	222,479
Deferred revenue	14,946	218,110
Prepaids and advances	168,343	85,097
Due to related party	1,134,135	623,963
Accounts payable and accrued liabilities	115,542	185,341

Cash used in operating activities	(970,308)	(392,228)

CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment expenditures	(14,754)	(14,718)

Cash used in investing activities	(14,754)	(14,718)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for private placement	—	395,000
Share issue costs	—	(15,000)
Payment of lease obligations	(25,800)	(21,000)
Deferred financing costs	(27,492)	—

Cash provided (used in) by financing activities	(53,292)	359,000

Change in cash and cash equivalents during the period	(1,038,354)	(47,946)
Cash and cash equivalents, beginning of period	1,145,065	103,660

Cash and cash equivalents, end of period	106,711	55,714

SUPPLEMENTAL INFORMATION
Plant and equipment costs included in accounts payable	$14,381	$82,631
Deferred financing costs in accounts payable	$781,765	—
Shares issued for settlement of debt	—	$98,502
Transfer from reserves to deficit on cancellation of options	$533,773	$34,429
Transfer from reserves to share capital on exercise of RSRs	$40,238	—

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Optimi Health Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Common Shares	Share Capital	Reserves	Accumulated Deficit	Total Equity
		$	$	$	$
Balance, October 1, 2024	3,155,446	31,158,441	2,028,102	(23,610,831)	9,575,712
Shares issued for private placement	43,889	395,000	—	—	395,000
Shares issued for settlement of debt	15,272	98,502			98,502
Share issue costs	—	(15,000)	—	—	(15,000)
Transfer from reserves to deficit on cancellation of options	—	—	(34,429)	34,429	—
Share-based compensation	6,667	40,000	4,820	—	44,820
Loss and comprehensive loss for the period	—	—	—	(1,455,346)	(1,455,346)

Balance, March 31, 2025	3,221,274	31,676,943	1,998,493	(25,031,748)	8,643,688

Balance, October 1, 2025	3,221,274	31,691,943	2,120,398	(27,241,680)	6,570,661
Shares issued on conversion of RSRs	4,625	40,238	(40,238)	—	—
Transfer from reserves to deficit on cancellation of options	—	—	(533,773)	533,773	—
Share-based compensation	—	—	113,631	—	113,631
Loss and comprehensive loss for the period	—	—	—	(3,145,846)	(3,145,846)

Balance, March 31, 2026	3,225,899	31,732,181	1,660,018	(29,853,753)	3,538,446

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Optimi Health Corp. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on May 27, 2020, under the name 1251417 B.C. Ltd. The Company changed its name from 1251417 B.C. Ltd. to Optimi Health Corp. on August 17, 2020.

The Company is licensed by Health Canada to produce and supply natural GMP-grade psilocybin, psilocin, and other psychedelic substances, some being synthetically formulated, as well as functional mushrooms that focus on domestic and international health and wellness markets. Built with the purpose of producing scalable psychedelic and functional mushroom products for transformational human experiences, the Company’s products are grown at its two facilities comprising a total of 20,000 square feet in Princeton, British Columbia. Focused on being a compassionate supplier of safe drug and nutraceutical products, the Company works with consumers, health food distributors, and drug developers and patients regulated by Health Canada.

On May 19, 2026, the Company executed a 1 for 30 reverse stock split (the “Reverse Stock Split”) of all outstanding common shares, warrants, stock options, RSRs, and convertible debentures. All references to share and per-share information, warrants, stock options, RSRs, and convertible debentures in these financial statements have been adjusted to reflect the effects of the Reverse Stock Split. No fractional shares were issued, and all fractional balances were rounded (Note 18).

The registered and records office is located at 2054 Dowad Drive, Squamish, British Columbia, Canada, V8B 0Y8.

Management has assessed the Company’s ability to continue as a going concern and has concluded that the Company has sufficient cash resources and expected cash flows to continue its operations and meet its obligations as they become due for at least the next twelve months from the date of these financial statements. These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Subsequent to the period ended March 31, 2026, the Company raised gross proceeds of USD$15,000,000 through issuance of 2,400,000 common shares, before deducting underwriting discounts and offering expenses (Note 18).

2.	Basis of Presentation

a)	Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC“s). They do not include all disclosures required by IFRS Accounting Standards (“IFRS”) for annual financial statements, and, therefore, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2025, prepared in accordance with IFRS as issued by the IASB. Material accounting policies not included in the audited consolidated financial statements for the year ended September 30, 2025 are described below.

These condensed interim consolidated financial statements were authorized by the Audit Committee and Board of Directors of the Company (the “Board”) on May 29, 2026.

b)	Basis of presentation

These condensed Interim consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair value. These condensed Interim consolidated financial statements are presented in Canadian dollars, which is the Company and its subsidiaries’ functional currency.

c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries’ with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. As of March 31, 2026, the Company has 100% ownership interest in Optimi Labs Inc. and Optimi Nutraceuticals Corp.

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

d)	Significant accounting judgments and estimates

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported revenues and expenses during the period. Actual results may differ from these estimates.

Significant estimates and judgments are evaluations and assumptions about the future and other sources of estimation uncertainty that management has made, which could result in a material adjustment to the carrying amounts of assets and liabilities. Significant estimates and judgments used in the preparation of these condensed interim consolidated financial statements include, but are not limited to, the following:

Going concern

The assessment of whether the concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive, and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available.

Impairment of Plant and equipment

Management considers both external and internal sources of information in determining if there are any indications that the Company’s Plant and equipment is impaired. Management considers the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant. Management considers the manner in which the Plant and equipment is being used or is expected to be used an indication of economic performance of the assets.

Valuation of inventory

Inventories are valued at the lower cost and net realizable value except for biological inventory which includes a fair value component. Purchased inventory is accounted for using the weighted average purchase cost of the components that comprise finished goods inventory. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs to sell.

Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves. The Company estimates volatility based on the Company’s historical share prices, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility.

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

Inventory

In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value. The cost and fair value of biological assets are capitalized to the extent that their cost and fair value will be recoverable.

Estimated useful lives of Plant and equipment

Depreciation of Plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment.

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	Maturity	Classification	March 31, 2026 $	September 30, 2025 $
Cash	N/A	Cash	101,711	1,140,065
Term deposit – prime – 2%	Demand	Cash equivalent	5,000	5,000

			106,711	1,145,065

During the period ended March 31, 2026, the Company earned $7,228 (March 31, 2025 - $7,422) in interest income.

4.	Inventory

Inventory consists of the Company’s finished goods functional mushroom nutraceutical products, drug products, harvested mushrooms and raw materials.

	March 31, 2026 $	September 30, 2025 $
Finished goods drug products	37,776	47,812
Mushroom biomass	262,576	262,576

	300,352	310,388

As at March 31, 2026, the Company holds 156kg (September 30, 2025—156kg) in harvested mushroom biomass.

Cost of sales consists of the following:

	March 31, 2026 $	March 31, 2025 $
Finished goods drug products	10,036	15,955
Finished goods nutraceutical products	—	60,701
Other	—	3,115

	10,036	79,771

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

5.	Prepaids and Advances

Prepaids and advances consist of the following:

	March 31, 2026 $	September 30, 2025 $
Prepaid consulting fees	17,708	17,708
Prepaid insurance	8,634	83,875
Prepaid investor relation fees	64,992	148,291
Prepaid licensing fees	—	13,415
Prepaid transfer agent and filing fees	16,043	12,431

	107,377	275,720

6.	Plant and equipment

The Company’s two cultivation and processing facilities located in Princeton, British Columbia (the “Princeton Facilities”). The Princeton Facilities were considered substantially complete on June 27, 2022 and depreciation commenced on the plant.

	Equipment $	Plant $	Total $
Cost
September 30, 2025	1,769,878	13,370,246	15,140,124
Additions	14,754	—	14,754

March 31, 2026	1,784,632	13,370,246	15,154,878
Accumulated depreciation
September 30, 2025	1,021,389	1,738,545	2,759,934
Additions	205,830	266,672	472,502

March 31, 2026	1,227,219	2,005,217	3,232,436

Net book value
September 30, 2025	748,489	11,631,701	12,380,190
March 31, 2026	557,413	11,365,029	11,922,442

7.	Right-of-Use Assets and Lease Liabilities

The Company has a lease agreement with BC Green Pharmaceuticals Inc. (“BC Green”), a company related by a common director and common officers, whereby the Company has leased industrial land from BC Green on which to build its Princeton Facilities (Note 14). During the year ended September 30, 2025, the Company renewed its lease with BC Green for a period of five years with a lease payment of $4,300 per month.

The continuity of the ROU assets and lease liability are as follows:

ROU asset	Total $
ROU asset as at September 30, 2024	22,017
Additions	190,257
Amortization	(31,530)

ROU asset as at September 30, 2025	180,744
Amortization	(19,026)

ROU asset as at March 31, 2026	161,718

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

Lease liability	Total $
Lease liability as at September 30, 2024	32,781
Additions	190,257
Lease payments	(47,176)
Lease interest	8,557

Lease liability as at September 30, 2025	184,419
Lease payments	(25,800)
Lease interest	13,451

Lease liability as at March 31, 2026	172,070

	March 31, 2026 $	September 30, 2025 $
Current portion	28,859	26,045
Long-term	143,211	158,374

	172,070	184,419

8.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are composed of the following:

	March 31, 2026 $	September 30, 2025 $
Accounts payable	1,520,494	1,185,684
Accrued liabilities	—	205,296

	1,520,494	1,390,980

9.	Deferred Revenue

Deferred revenue relates to deposits received in advance of fulfilling certain supply agreements. During the period ended March 31, 2026, the Company received a deposit of $120,000 for an order of drug products which was fulfilled and recorded as revenue in the quarter ended June 30, 2026.

Deferred revenue	$
Deferred revenue as at September 30, 2024	116,391
Deposits received	236,878
Revenue fulfilled	(145,510)

Deferred revenue as at September 30, 2025	207,759
Deposits received	120,000
Revenue fulfilled	(105,054)

Deferred revenue as at March 31, 2026	222,705

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

10.	Loans payable

The Company owes $3,000,000 loans payable with an interest rate of 7.5% secured against the assets of the Company.

During the period ended March 31, 2026, the Company recorded $163,793 (2025—$112,500) in interest expense of which $257,543 (2025—$112,500) was accrued interest payable recorded in accounts payable and accrued liabilities, and recorded loan accretion of $63,000 (2025—$97,000) in relation to these loans.

Loans	$
Loans as at September 30, 2024	2,718,500
Loan accretion	166,000

Loans as at September 30, 2025	2,884,500
Loan accretion	63,000

Loans as at March 31, 2026	2,947,500

Classified as current	2,947,500

Classified as long-term	—

The maturity dates of these loans are as follows:

Maturity date	$
April 30, 2026	1,000,000
August 4, 2026	1,000,000
August 31, 2026	1,000,000

3,000,000

11.	Convertible debentures

During the year ended September 30, 2025, the Company received $3,450,000 in cash proceeds through the issuance of convertible debentures bearing an interest rate of 15% per annum, maturing July 24, 2026. The convertible debt was issued to two corporations controlled by directors of the Company (Note 13). The principal amount of the debt is convertible into common shares of the Company at a conversion price of $0.15 per share. The Company determined that the fair value of the liability component was equal to the face value of the debt, and that the equity portion of the convertible debt was valued at $nil using the residual value method. During the period ended March 31, 2026, the Company accrued interest of $272,685 (2025 - $nil) which is recorded as due to related party at March 31, 2026.

12.	Share Capital

a)	Authorized

Unlimited number of common shares without par value.

b)	Issued and outstanding

The total issued and outstanding share capital as at March 31, 2026 consisted of 3,225,899 common shares without par value.

During the period ended March 31, 2026, the Company:

•	Issued 4,625 common shares valued at $40,238 on exercise of restricted share rights (“RSRs”).

During the period ended March 31, 2025, the Company:

•

Issued 43,889 units pursuant to a private placement for gross proceeds of $395,000. Each Unit is comprised of one common share in the capital of the Company and one-half of one transferable Common Share purchase warrant (”Warrant”). Each Warrant entitles the holder to acquire one Common Share at $12 for two years from the date of issuance, subject to an accelerated expiry provision, whereby in the event the closing price of the Company’s Common Shares on the Canadian Securities Exchange exceeds $15 for a period of 20 consecutive trading days, at the Company’s election, the period within which the Warrants are exercisable, will be reduced and the holders of the Warrants will be entitled to exercise their Warrants for a period of 30 days commencing on the day the Company provides notice, any outstanding Warrants not exercised during the 30 day period will expire.

•	Issued 15,272 common shares valued at $98,502 for settlement of debt.

•	Issued 6,667 common shares valued at $40,000 for consulting services recorded as share-based compensation.

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

c)	Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance, September 30, 2024	106,610	$12.28
Issued	35,278	$10.30

Balance, September 30, 2025	141,888	$11.79
Expired	(25,278)	$12.00

Balance, March 31, 2026	116,610	$11.74

The following is a summary of warrants as at March 31, 2026:

Expiry date	Exercise price	Number of warrants	Weighted average remaining contractual life (years)
August 4, 2026	$15.00	3,333	0.35
August 29, 2026	$15.00	3,333	0.41
November 1, 2026	$15.00	3,333	0.59
May 10, 2026 (1)	$12.00	11,111	0.11
May 29, 2026 (1)	$12.00	30,277	0.16
August 15, 2026	$12.00	29,945	0.38
January 24, 2027	$12.00	21,945	0.82
July 17, 2027	$7.50	13,333	1.30

	$11.74	116,610	0.49

(1)	41,388 warrants expired subsequent to the per ended March 31, 2026 (Note 18).

d)	Equity incentive plan

The Company has an equity incentive plan (“EIP”) under which the Board may, from time to time in its discretion, grant stock options, RSRs or deferred share units of the Company to its directors, officers, employees, consultants, and advisors. The aggregate number of common shares that may be subject to issuance under the EIP, together with any other securities-based compensation arrangements of the Company, shall not exceed 15% of the Company’s issued and outstanding share capital.

Stock options

The EIP authorizes the Board to grant options to eligible directors and employees (including officers). The number of options, the exercise price per option, the vesting period, and any other terms and conditions of options granted from time to time pursuant to the EIP, are determined by the Board at the time of the grant, subject to the defined parameters of the EIP. Unless otherwise determined by the Board, stock options will have a term of five years and 25% of the options granted will vest immediately, and 25% will vest each six-month period thereafter.

During the period ended March 31, 2026, the Company granted 28,333 stock options with an exercise price of $15.00 per option and a term of 5 years. These options vest 25% on the grant date and 25% every year thereafter. The weighted average inputs to the Black-Scholes pricing model for the options issued above were as follows: stock price – $8.70, exercise price – $15.00, expected life – 5 years, volatility – 100%, and discount rate – 2.95%.

During the period ended March 31, 2025, the Company granted no stock options.

During the period ended March 31, 2026, the Company recorded $58,238 (2025 - $4,820) in share-based compensation expense due to the vesting of options.

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

Options transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance, September 30, 2024	130,500	$39.39
Granted	63,333	$6.56
Forfeited	(5,833)	$45.00

Balance, September 30, 2025	188,000	$28.16
Granted	28,333	$15.00
Expired	(53,501)	$34.66

Balance, March 31, 2026	162,832	$23.73

The following is a summary of stock options as at March 31, 2026:

Expiry date	Exercise price	Number of options	Options exercisable	Weighted average remaining contractual life (years)
May 6, 2026 (1)	$45.00	64,167	64,167	0.10
March 29, 2028	$19.50	333	333	2.00
April 26, 2028	$19.50	3,333	3,333	2.07
November 1, 2028	$19.50	3,333	3,333	2.59
August 20, 2028	$4.95	23,333	23,333	2.39
August 20, 2028	$6.00	20,000	20,000	2.39
August 20, 2028	$9.00	20,000	—	2.39
January 15, 2031	$15.00	28,333	7,083	4.80

	$23.73	162,832	121,582	1.90

(1)	64,167 stock options expired subsequent to the per ended March 31, 2026 (Note 18).

Restricted share rights

The EIP authorizes the Board to grant RSRs, in its sole and absolute discretion, to any eligible employee or director. Each RSR provides the recipient with the right to receive common shares of the Company for no additional consideration as compensation for past services or as an incentive for future services. The terms, including the vesting period of the RSRs, are determined at the sole discretion of the Board.

During the period ended March 31, 2026, the Company granted 18,500 RSRs to directors, officers, consultants, and advisors valued at $160,950. These RSRs vest as follows: 25% on the grant date and 25% every year thereafter. During the period ended March 31, 2026, the Company recorded $55,393 (March 31, 2025—$nil) in share-based compensation related to the vesting of these RSRs. During the period ended March 31, 2026, 4,625 (March 31, 2025 – nil) RSRs vested and were converted into common shares.

13.	Key Management Compensation and Related Party Transactions

During the period ended March 31, 2026 and 2025, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these condensed interim consolidated financial statements:

	March 31, 2026 $	March 31, 2025 $
Consulting fees	277,645	305,234
Share-based compensation	34,277	—

	311,922	305,234

The Company has entered into a lease agreement with BC Green, as described in Note 7.

As at March 31, 2026, there was $1,658,461 (September 30, 2025—$524,326) owing to key management, which is included in due to related parties. The amounts are unsecured, without interest and due on demand.

During the period ended March 31, 2025, the Company received debt forgiveness of $903,951 from related parties.

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

During the year ended September 30, 2023, the Company received $1,000,000 in loan proceeds from a company controlled by a director (Note 11). As at March 31, 2026, the Company owed $1,000,000 (September 30, 2025—$1,000,000) in principal and $219,811 (September 30, 2025—$131,250) in accrued interest in relation to this loan.

During the year ended September 30, 2025, the Company received $3,450,000 in loan proceeds from two companies controlled by directors (Note 11). As at March 31, 2026, the Company owed $3,450,000 (September 30, 2025—$3,450,000) in principal and $356,315 (September 30, 2025 $96,175) in accrued interest in relation to this loan recorded in due to related parties.

14.	Financial Instruments

a)	Categories of financial instruments

The classification of the financial instruments, as well as their carrying values, is shown below:

Fair value

The fair value recorded on initial recognition of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, due to related parties, lease liabilities and loans payable. The fair values of these financial instruments approximate their carrying values due to the short-term nature of these instruments, with the exception of lease liabilities and loans payable which are measured using Level 2 inputs.

b)	Management of financial risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of these risks. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest rate risk is limited to potential decreases in the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited, as it holds no assets or liabilities subject to variable rates of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and trade receivables. The Company limits exposure by maintaining its cash with major Canadian commercial banks and credit unions.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company is reliant upon equity issuances and loans as its main sources of cash. The Company manages liquidity risk by maintaining an adequate level of cash to meet its ongoing obligations. The Company continuously reviews its actual

Optimi Health Corp.

Notes to the Condensed interim consolidated financial statements

Period ended March 31, 2026

(Expressed in Canadian Dollars)

expenditures, forecasts cash flows and matches the maturity dates of its cash to capital and operating needs. All of the Company’s existing commitments are budgeted and funded as at the date of the condensed interim consolidated financial statements. All financial liabilities have contractual maturities of less than one year and are subject to normal trade terms with the exception of the Company’s lease liabilities, which matures based on the lease agreement, and loans payable, which have terms ranging from one and a half to three years.

Currency risk

The Company is not exposed to financial risk related to the fluctuation of foreign exchange rates.

15.	Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders comprising share capital, reserves, and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital restrictions. There have been no changes in the Company’s capital management during the period ended March 31, 2026.

16.	Segment Reporting

For the period ended March 31, 2026, the Company has one reportable operating segment, being that of farming, processing and distribution of raw mushroom biomass, mushroom extracts, manufacturing of drug products, and mushroom supplements. The Company’s non-current assets at March 31, 2026 are all in Canada.

17.	Commitments

The Company has lease commitments for the Princeton Facilities (Note 7). Cash commitments for minimum lease payments in relation to the facility leases as at March 31, 2026, are payable as follows:

$
Within 1 year	52,761
Between 1 year and 5 years	182,498

235,259

18.	Events after the Reporting Period

Subsequent to March 31, 2026, the Company:

•	Had 41,388 warrants and 64,167 stock options expire unexercised (Note 12)

•	Completed a 1 to 30 reverse stock split (Note 1)

•

Completed an underwritten public offering to list its common shares on the Nasdaq Capital Market. The Company issued 2,400,000 common shares for gross proceeds of USD$15,000,000, before deducting underwriting discounts and offering expenses. In connection with the offering, the Company issued 96,000 warrants to the underwriter exercisable into a common share at USD$7.5 per warrant.

•	After deducting underwriting discounts and offering expenses, the Company received net proceeds of approximately CAD$18.4 million.